

02006662

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CORONADO ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5963 LA PLACE COURT, SUITE 312
(No. and Street)

CARLSBAD	CALIFORNIA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEAN MORROW — (760) 918-2704
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISS, REDINGTON & COMPANY
(Name — *if individual, state last, first, middle name*)

111 ELM STREET, SUITE 415, SAN DIEGO, CA 92101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-18-02

OATH OR AFFIRMATION

I, WILLIAM V. TREFETHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORONADO ADVISORS LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Margaret E. McNamara
Notary Public 21 February 2002



Margaret E. McNamara
Commission #1276573
Notary Public - California
San Diego County
My Commission Exp. SEPT. 11, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WEISS, REDINGTON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Financial statements and additional information

CORONADO ADVISORS LLC

For the year ended December 31, 2001

111 ELM STREET, SUITE 415
SAN DIEGO, CA 92101
FAX 619.238.4208
PHONE 619.236.1000


WR
&Co.

WEISS, REDINGTON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Experienced solutions for tough financial challenges.

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers of
Coronado Advisors LLC

We have audited the accompanying statement of financial condition of Coronado Advisors LLC , a Delaware limited liability company (the "Company") as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Coronado Advisors LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss, Redington + Company, LLP

San Diego, California
February 7, 2002

111 ELM STREET • SUITE 415 • SAN DIEGO, CA 92101 • FAX 619.238.4208 • PHONE 619.236.1000

STATEMENT OF FINANCIAL CONDITION

Coronado Advisors LLC

	December 31, 2001
ASSETS	
Current assets:	
Cash and cash equivalents	$ 742,751
Total current assets	**742,751**
Due from Parent	182,515
	$ 925,266
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities:	
Accrued compensation	$ 221,631
Total current liabilities	221,631
Member's equity	703,635
Total liabilities and member's equity	**$ 925,266**

See accompanying notes

STATEMENT OF OPERATIONS

Coronado Advisors LLC

	For the year ended December 31, 2001
Advisory fees	$ 1,851,848
Operating expenses:	
Salaries, wages, and related taxes and benefits	545,410
Management fees	443,838
Business promotion	56,008
Regulatory fees	27,078
Other	32,970
	1,105,304
Net income	**$ 746,544**

See accompanying notes

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Coronado Advisors LLC

Member's equity at December 31, 2000	$	18,091
Capital withdrawals		(61,000)
Net income		746,544
Member's equity at December 31, 2001	**$**	**703,635**

See accompanying notes

Statement of Cash Flows

Coronado Advisors LLC

		For the year ended December 31,2001
Cash flows from operating Activities		
Net income	$	746,544
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Other current assets		8,235
Accounts payable and accrued expenses		208,493
Customer deposits		(13,056)
Net cash provided by operating activities		**950,216**
Cash flows from investing activities		
Net advances to Parent		(184,532)
Net cash used by investing activities		**(184,532)**
Cash flows from financing activities		
Capital withdrawals		(61,000)
Net cash used by financing activities		**(61,000)**
Net increase in cash and cash equivalents		704,684
Cash and cash equivalents at the beginning of the year		38,067
Cash and cash equivalents at the end of the year	**$**	**742,751**

See accompanying notes

Notes to financial statements

Coronado Advisors LLC

Organization

Coronado Advisors LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company was organized in June 1999 as a wholly owned subsidiary of Commercial Revolution LLC (Parent), a full-service commercial finance company that is a wholly-owned subsidiary of Wells Fargo Bank, N.A.

The Company provides a variety of investment banking services primarily to middle-market branded retail convenience stores and restaurant chains. Because of the nature of their activities, the Company does not take customer orders, hold customer funds or securities, or execute customer trades. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission rule 15c3-3.

Significant accounting policies

The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles, which requires the use of management's estimates.

Cash and cash equivalents include unrestricted investments in money markets.

Revenues derived from advisory services are recorded when the underlying transaction closes under the terms of the engagement.

Income taxes

The company has elected to be treated as a disregarded entity for income tax purposes. Accordingly, the Company's income and deductions are reported on its parent's income tax returns. The Company is subject to an annual fee based on gross receipts, which was reported as an operating expense.

Related party transactions

Under a management agreement effective January 1, 2001, the Company pays the Parent a management fee due quarterly for administrative services and support, office space and utilities, and personnel provided by the Parent on behalf of the Company. During 2001, the management fee totaled approximately $444,000.

Throughout the year, Wells Fargo paid expenses on the Company's behalf. In addition, Wells Fargo deducted from the Company's cash account an estimated amount of compensation due the Managing Director that was unpaid as of December 31, 2001. The net amount receivable by the Company from Wells Fargo was approximately $183,000 at December 31, 2001.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $13,115 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $728,635, which was $715, 520 in excess of its required net capital, and the Company's net capital ratio was 0.26 to 1.

Additional information



Weiss, Redington & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Experienced solutions for tough financial challenges.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Managers of
Coronado Advisors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Coronado Advisors LLC (Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as is required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does

111 ELM STREET • SUITE 415 • SAN DIEGO, CA 92101 • FAX 619.238.4208 • PHONE 619.236.1000

not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other these specific parties.

Weiss, Heddington & Company LLP

San Diego, California
February 7, 2002

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC
Coronado Advisors LLC

		December 31, 2001
NET CAPITAL		
Total member's equity	$	728,635
Net capital, as defined	$	728,635
AGGREGATE INDEBTEDNESS		
Liabilities included in statement of financial condition	$	196,631
Aggregate indebtedness, as defined	$	196,631
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital	$	5,000
Minimum net capital at 6 2/3% of aggregate indebtedness	$	13,115
Net capital requirement (greater of the foregoing)	$	13,115
Net capital in excess of amount required	$	715,520
Ratio: Aggregate indebtedness to net capital		0.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-7A-5 AS OF DECEMBER 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	680,837
Audit adjustments:		
Understatement of cash		54,414
Unrecorded loans to Parent		182,515
Overstatement of deposits		7,500
Unrecorded liability for accrued compensation		(196,631)
Net capital per above	$	728,635

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC
Coronado Advisors LLC

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 because the Company does not take customer orders, hold customer funds or securities, or execute customer trades.